                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A
                               (AMENDMENT NO. 1)
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        CONSO INTERNATIONAL CORPORATION
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                              (Name of the Issuer)

                        CONSO INTERNATIONAL CORPORATION
                              CIC ACQUISITION CO.
                           CIC ACQUISITION SUB, INC.
                                J. CARY FINDLAY
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                       (Name of Persons Filing Statement)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  20854R 10 5
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                     (CUSIP Number of Class of Securities)

                                J. Cary Findlay
                        Conso International Corporation
                            513 North Duncan Bypass
                          Union, South Carolina 29379
                             Telephone 864/427-9004
                                   Copies to:
  J. Norfleet Pruden, III                        Geoffrey W. Levin
  Kennedy Covington Lobdell & Hickman, LLP       Kirkland & Ellis
  Bank of America Corporate Center, Suite 4200   Citicorp Center
  100 North Tryon Street                         153 East 53rd Street
  Charlotte, North Carolina 28202-4006           New York, New York 10022-4675
  Telephone 704/331-7442                         Telephone 212/446-4904


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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications On Behalf Of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.  [ ]  A tender offer.
d.  [ ]  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Calculation Of Filing Fee
         Transaction Valuation(1)             Amount Of Filing Fee
         ------------------------             --------------------
               $66,928,500                         $13,385.70

[x] Check box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:        $13,385.70
Filing party:                  Conso International Corporation
Form or registration no.:      Schedule 14A - Preliminary Proxy Statement
Date filed:                    October 20, 1999

(1) Pursuant to Exchange Act Rule 0-11(b), 7,436,500 shares of Common Stock of the Issuer are valued at $9.00 per share, based upon cash merger consideration per share.

                               INTRODUCTORY NOTE


         This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") relates to the proposed merger (the "Merger") of CIC Acquisition Sub, Inc., a South Carolina corporation ("Acquisition Sub"), with and into Conso International Corporation, a South Carolina corporation (the "Company"), pursuant to the Merger Agreement dated as of October 5, 1999, by and among the Company, Acquisition Sub and CIC Acquisition Co., a Delaware corporation ("Parent"), and the related Plan of Merger. In the Merger, certain shares of the Company's Common Stock held by J. Cary Findlay, the Company's Chairman of the Board, President and Chief Executive Officer, will be converted into stock of the surviving corporation.

         The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Definitive Proxy Statement (the "Proxy Statement"), filed by the Corporation with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Proxy Statement (including the appendixes thereto) is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the information contained in the Proxy Statement.

                             CROSS REFERENCE SHEET

Item in Schedule 13E-3              Caption or Location in Proxy Statement
----------------------              --------------------------------------
Item  1(a)                          Outside Front Cover Page; "Summary - The
                                    Parties to the Transaction"; "The Special
                                    Meeting - General"; "Certain Information
                                    Concerning the Transaction Participants -
                                    Conso"

Item  1(b)                          "Summary -- The Special Meeting"; "The
                                    Special Meeting - Record Date and Voting"

Items 1(c), (d) and (f)             "Comparative Market Price Data and
                                    Dividends"

Item  1(e)                          Not applicable

Items 2(a) - (d) and (g)            "Summary - The Parties to the Transaction";
                                    "Certain Information Concerning the
                                    Transaction Participants"

Items 2(e) and (f)                  Neither J. Cary Findlay nor any of the
                                    directors or executive officers of the
                                    Company, Acquisition Sub or Parent (a) was,
                                    during the last five years, convicted in a
                                    criminal proceeding (excluding traffic
                                    violations and similar proceedings) or (b)
                                    was a party to a civil proceeding of a
                                    judicial or administrative body of
                                    competent jurisdiction and as a result of
                                    such proceeding was or is subject to a
                                    judgment, decree or final order enjoining
                                    further violations of, or prohibiting
                                    activities subject to, federal or state
                                    securities laws or finding any violation of
                                    such laws.

Items 3(a) and (b)                  "Summary - The Merger Agreement";
                                    "Comparative Market Price Data and
                                    Dividends"; "Special Factors - Background
                                    of the Merger"; "Special Factors -
                                    Interests of Certain Persons in the
                                    Merger"; "The Merger Agreement"; "Financing
                                    of the Merger

Item  4(a)                          "Summary"; "Special Factors"; "The Special
                                    Meeting"; "The Merger"; "The Merger
                                    Agreement"; Appendix A.

Item  4(b)                          "Summary - The Parties to the Transaction";
                                    "Summary - The Merger"; "Summary - Certain
                                    Effects of the Merger"; "Summary -
                                    Interests of Certain Persons in the
                                    Merger"; "Summary - The Merger Agreement";
                                    "Summary - Financing of the Merger";
                                    "Special Factors -- Certain Effects of the
                                    Merger"; "Special Factors - Background of the Merger"; "Special Factors - Interests of Certain Persons in the Merger"; "The
                                    Merger - Effects of the Merger"; "The
                                    Merger - Plans or Proposals After the
                                    Merger"; "The Merger Agreement -
                                    Consideration to Be Received by
                                    Shareholders"; "Financing of the Merger -
                                    General"; "Financing of the Merger - Equity
                                    Investments"

Items 5(a) - (g)                    "Summary - Certain Effects of the Merger";
                                    "Special Factors - Certain Effects of the
                                    Merger"; "Special Factors - Interests of
                                    Certain Persons in the Merger"; "The Merger
                                    - Effects of the Merger"; "The Merger -
                                    Plans or Proposals After the Merger";
                                    "Financing of the Merger - Equity
                                    Investment"; "Certain Information
                                    Concerning The Transaction Participants -
                                    Directors and Executive Officers of Conso";
                                    "Certain Information Concerning The
                                    Transaction Participants - Parent and
                                    Acquisition Sub"

Item 6(a) "Summary - Interests of Certain Persons in the Merger"; "Summary - Financing of the
                                    Merger"; "Special Factors - Interests of
                                    Certain Persons in the Merger"; "Financing of the Merger"

Item  6(b)                          "The Merger Agreement - Termination Fees;
                                    Expenses"

Item  6(c)                         "Financing of the Merger - Senior Credit
                                   Facility"

Item  6(d)                         Not Applicable

Items 7(a) - (d)                   "Summary - Certain Effects of the Merger";
                                   "Summary - Interests of Certain Persons in
                                   the Merger"; "Summary - U.S. Federal Income
                                   Tax Consequences"; "Special Factors -
                                   Background of the Merger"; "Special Factors
                                   - Conso's Reasons for the Merger;
                                   Recommendation of the Board of Directors";
                                   "Special Factors - Certain Effects of the
                                   Merger"; "Special Factors - Interests of
                                   Certain Persons in the Merger"; "Special
                                   Factors - U.S. Federal Income Tax
                                   Consequences of the Merger to
                                   Shareholders"; "Special Factors - Effect of
                                   the Merger on Conso Stock Options"

Items 8(a) - (f)                   "Summary - Quorum and Vote Required";
                                   "Special Factors - Background of the
                                   Merger"; "Special Factors - Opinion of
                                   Financial Advisor"; "Special Factors -
                                   Conso's Reasons for the Merger;
                                   Recommendation of the Board of Directors";
                                   "Special Factors - Conso's and J. Cary
                                   Findlay's Belief as to the Fairness of the
                                   Merger"; "Special Factors - Parent's and
                                   Acquisition Sub's Belief as to the Fairness
                                   of the Merger"; "The Special Meeting -
                                   Record Date and Voting"

Items 9(a) - (c)                   "Special Factors - Background of the
                                   Merger"; "Special Factors - Opinion of
                                   Financial Advisors"; Appendix C

Item 10(a)                         "Security Ownership of Certain Beneficial
                                   Owners and Management"

Item 10(b)                         "Comparative Market Price Data and Dividends"

Item 11 "Summary - Interests of Certain Persons in the Merger"; "Special Factors - Interests of Certain Persons in the Merger"; "The

                                   Special Meeting - Record Date and Voting";
                                   "The Merger Agreement"; Appendix A

Items 12(a) and (b)                "Summary - Voting of Shares of Certain
                                   Holders"; "Special Factors - Conso's
                                   Reasons for the Merger; Recommendation of
                                   the Board of Directors"; "Special Factors -
                                   Interests of Certain Persons in the
                                   Merger"; "The Special Meeting - Record Date
                                   and Voting"

Items 13(a) and (b)                "Summary - Dissenter's Rights"; "The
                                   Merger - Dissenter's Rights"; Appendix B

Item  13(c)                        Not Applicable

Items 14 (a)                       "Selected Historical Consolidated Financial
                                   Data"

Item  14 (b)                       Not Applicable

Item 15(a) "Summary"; "Special Factors - Background of the Merger"; "Special Factors - Opinion of
                                   Financial Advisor"; "Special Factors -
                                   Interests of Certain Persons in the
                                   Merger"; "The Special Meeting -
                                   Solicitation of Proxies"

Item  15(b)                        Not Applicable

Item 16 Proxy Statement (and Appendixes thereto) generally

Item  17(e)                        Appendix B

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a) Reference hereby is made to the information set forth on the cover page and the headings "Summary - The Parties to the Transaction", "The Special Meeting - General" and "Certain Information Concerning the Transaction Participants - Conso" of the Proxy Statement, which information is incorporated herein by reference.

(b) Reference hereby is made to the information set forth under the headings "Summary - The Special Meeting" and "The Special Meeting - Record Date and Voting" in the Proxy Statement, which information is incorporated herein by reference.

(c) Reference hereby is made to the information set forth under the heading "Comparative Market Price Data and Dividends" in the Proxy Statement, which information is incorporated herein by reference.

(d) Reference hereby is made to the information set forth under the heading "Comparative Market Price Data and Dividends" in the Proxy Statement, which information is incorporated herein by reference.

(e)      Not applicable.

(f) Reference hereby is made to the information set forth under the heading "Comparative Market Price Data and Dividends" in the Proxy Statement, which information is incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.

(a)-(d) and (g) Reference hereby is made to the information set forth under the headings "Summary - The Parties to the Transaction" and "Certain Information Concerning the Transaction Participants" in the Proxy Statement, which information is incorporated herein by reference.

(e)-(f) Neither J. Cary Findlay nor any of the directors or executive officers of the Company, Acquisition Sub or Parent (a) was, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar proceedings) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a) Reference hereby is made to the information set forth under the headings "Summary - The Merger Agreement," "Comparative Market Price Data and Dividends," "Special Factors - Background of the Merger," "Special Factors - Interests of Certain Persons in the Merger," "The Merger Agreement" and "Financing of the Merger" in the Proxy Statement, which information is incorporated herein by reference.

(b) Reference hereby is made to the information set forth under the headings "Summary - The Merger Agreement," "Comparative Market Price Data and Dividends," "Special Factors - Background of the Merger," "Special Factors - Interests of Certain Persons in the Merger," "The Merger Agreement" and "Financing of the Merger" in the Proxy Statement, which information is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.

(a) Reference hereby is made to the information set forth under the headings "Summary," "Special Factors,", "The Special Meeting," "The Merger," "The Merger Agreement" and Appendix A in the Proxy Statement, which information is incorporated herein by reference.

(b) Reference hereby is made to the information set forth under the headings "Summary - The Parties to the Transaction," "Summary - The Merger," "Summary - Certain Effects of the Merger," "Summary - Interests of Certain Persons in the Merger," "Summary - The Merger Agreement," "Summary - Financing of the Merger," "Special Factors - Background of the Merger," "Special Factors - Certain Effects of the Merger," "Special Factors - Interests of Certain Persons in the Merger," "The Merger - Effects of the Merger," "The Merger - Plans or Proposals After the Merger," "The Merger Agreement - Consideration to Be Received by Shareholders," "Financing of the Merger - General" and "Financing of the Merger - Equity Investments" in the Proxy Statement, which information is incorporated herein by reference.


ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(g) Reference hereby is made to the information set forth under the headings "Summary - Certain Effects of the Merger," "Special Factors - Certain Effects of the Merger," "Special Factors - Interests of Certain Persons in the Merger," "The Merger - Effects of the Merger" "The Merger - Plans or Proposals After the Merger," "Financing of the Merger - Equity Investment," "Certain Information Concerning The Transaction Participants - Directors and Executive Officers of Conso," and "Certain Information Concerning The Transaction Participants -

         Parent and Acquisition Sub" in the Proxy Statement, which information is incorporated herein by reference.


ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Reference hereby is made to the information set forth under the headings "Summary - Interests of Certain Persons in the Merger," "Summary - Financing of the Merger," "Special Factors - Interests of Certain Persons in the Merger" and "Financing of the Merger" in the Proxy Statement, which information is incorporated herein by reference.

(b) Reference hereby is made to the information set forth under the heading "The Merger Agreement - Termination Fees; Expenses" in the Proxy Statement, which information is incorporated herein by reference.

(c) Reference hereby is made to the information set forth under the heading "Financing of the Merger - Senior Credit Facility" in the Proxy Statement, which information is incorporated herein by reference.

(d)      Not applicable.


ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a)-(d) Reference hereby is made to the information set forth under the headings "Summary - Certain Effects of the Merger," "Summary - Interests of Certain Persons in the Merger," "Summary - U.S. Federal Income Tax Consequences," "Special Factors - Background of the Merger," "Special Factors - Conso's Reasons for the Merger; Recommendation of the Board of Directors," "Special Factors - Certain Effects of the Merger," "Special Factors - Interests of Certain Persons in the Merger" and "Special Factors - U.S. Federal Income Tax Consequences of the Merger to Shareholders," "Special Factors - Effect of the Merger on Conso Stock Options" in the Proxy Statement, which information is incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(f) Reference hereby is made to the information under the headings "Summary - Quorum and Vote Required," "Special Factors - Background of the Merger," "Special Factors - Opinion of Financial Advisor," "Special Factors - Conso's Reasons for the Merger; Recommendation of the Board of Directors," "Special Factors - Conso's and J. Cary Findlay's Belief as to the Fairness of the Merger," "Special Factors - Parent's and Acquisition Sub's Belief as to the Fairness of the

         Merger" and "The Special Meeting - Record Date and Voting" in the Proxy Statement, which information is incorporated herein by reference.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(c) Reference hereby is made to the information under the headings "Special Factors - Background of the Merger," "Special Factors - Opinion of Financial Advisor" and in Appendix C in the Proxy Statement, which information is incorporated herein by reference.


ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a) Reference hereby is made to the information under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement, which information is incorporated herein by reference.

(b) Reference hereby is made to the information under the heading "Comparative Market Price Data and Dividends" in the Proxy Statement, which information is incorporated herein by reference.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         Reference hereby is made to the information under the headings "Summary - Interests of Certain Persons in the Merger," "Special Factors - Interests of Certain Persons in the Merger," "The Special Meeting - Record Date and Voting," "The Merger Agreement" and the information in Appendix A in the Proxy Statement, which information is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a)-(b) Reference hereby is made to the information under the headings "Summary - Voting of Shares of Certain Holders," "Special Factors - Conso's Reasons for the Merger; Recommendation of the Board of Directors," "Special Factors - Interests of Certain Persons in the Merger" and "The Special Meeting - Record Date and Voting," of the Proxy Statement, which information is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a)-(b) Reference hereby is made to the information under the headings "Summary - Dissenter's Rights," "The Merger - Dissenter's Rights" and in Appendix B in the Proxy Statement, which information is incorporated herein by reference.

(c)      Not applicable.


ITEM 14. FINANCIAL INFORMATION.

(a) Reference hereby is made to the information under the heading "Selected Historical Consolidated Financial Data" in the Proxy Statement, which information is incorporated herein by reference.

(b)      Not applicable.


ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a) The Issuer is engaged in the Rule 13e-3 transaction. As such, its officers and employees are being used in connection with the Rule 13e-3 transaction. Reference hereby is made to the information under the headings "Summary," "Special Factors Background of the Merger," "Special Factors - Opinion of Financial Advisor" and "Special Factors
         - Interests of Certain Persons in the Merger" in the Proxy Statement, which information is incorporated herein by reference.

(b)      Not applicable.


ITEM 16. ADDITIONAL INFORMATION.

         Reference hereby is made to the Proxy Statement, the Appendixes thereto and the exhibits hereto, which contain additional information regarding the Merger, which information is incorporated herein by reference.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a) Commitment Letter, dated October 1, 1999, by and among Suntrust Equitable Securities Corporation, Suntrust Bank, Atlanta, Suntrust Banks, Inc., Citicorp Venture Capital Limited and CIC Acquisition Co.*

(b) (1) Opinion of The Robinson-Humphrey Company, LLC (Attached as Appendix C to the Proxy Statement and incorporated herein by reference)

         (2) The Robinson-Humphrey Company, LLC Presentation to the Special Committee of the Board of Directors of the Company on October 5, 1999 (filed herewith)

(c)      (1)   Merger Agreement, dated as of October 5, 1999, by and among
         Parent, Acquisition Sub, and the Company (Attached as Appendix A to the Proxy Statement and incorporated herein by reference)
         (2) Support Agreement, dated as of October 5, 1999, between CIC Acquisition Sub, Inc. and J. Cary Findlay*
         (3)   Confidentiality Agreement dated May 5, 1999 referred to in
         Section 4.3 of the Merger Agreement*

(d) Definitive Proxy Statement (filed by the Company on the date hereof and incorporated herein by reference)

(e) Chapter 13 of the South Carolina Business Corporation Act (Attached as Appendix B to the Proxy Statement and incorporated herein by reference)

(f)      Not applicable.


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*   Previously filed.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: December 8, 1999

                                   CONSO INTERNATIONAL CORPORATION



                                   By     /s/ J. Cary Findlay
                                     -----------------------------------------
                                   Name:  J. Cary Findlay
                                   Title: Chairman, President and Chief
                                          Executive Officer


                                   CIC ACQUISITION CO.



                                   By     /s/ Michael Bradley
                                     -----------------------------------------
                                   Name:  Michael Bradley
                                   Title: Vice President


                                   CIC ACQUISITION SUB, INC.



                                   By     /s/ Michael Bradley
                                     -----------------------------------------
                                   Name:  Michael Bradley
                                   Title: Vice President



                                          /s/ J. Cary Findlay
                                   -------------------------------------------
                                          J. Cary Findlay

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                              DESCRIPTION

(a)      Commitment Letter, dated October 1, 1999, by and among Suntrust
         Equitable Securities Corporation, Suntrust Bank, Atlanta, Suntrust
         Banks, Inc., Citicorp Venture Capital Limited and CIC Acquisition Co.*

(b)(1) Opinion of The Robinson-Humphrey Company, LLC (Attached as Appendix C to the Proxy Statement and incorporated herein by reference)
(b)(2)   The Robinson-Humphrey Company, LLC Presentation to the Special
         Committee of the Board of Directors of the Company on October 5, 1999
         (filed herewith)

(c)(1)   Merger Agreement, dated as of October 5, 1999, among Parent,
         Acquisition Sub, and the Company (Attached as Appendix A to the Proxy
         Statement and incorporated herein by reference)
(c)(2)   Support Agreement, dated as of October 5, 1999, between CIC
         Acquisition Sub, Inc. and J. Cary Findlay*
(c)(3) Confidentiality Agreement dated May 5, 1999 referred to in Section 4.3 of the Merger Agreement*

(d) Definitive Proxy Statement (filed by the Company on the date hereof and incorporated herein by reference)

(e)      Chapter 13 of the South Carolina Business Corporation Act (Attached as
         Appendix B to the Proxy Statement and incorporated herein by reference)

(f)      Not applicable.

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*    Previously filed.